

August 21, 2015

<u>Via Email</u>
Coram Williams
Chief Financial Officer
Pearson PLC
80 Strand
London, WC2R 0RL
United Kingdom

> **Re: Pearson PLC**
> **Form 20-F for the year ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 001-16055**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2014

Note 1. Accounting Policies

p. Revenue Recognition, page F-18

1. Please revise to disclose revenue from exchanges of goods or services included in each significant category of revenue pursuant to paragraph 36 of IAS 18 and paragraph 32 of IFRS 8. In this regard, it appears you have several categories of revenue such as book sales, circulating and advertising services, subscriptions, testing services, education services, etc. In your response, please provide us with your proposed disclosure.

2. We note from your overview on page 13 that you provide a range of education services, which includes educational software and system-wide solutions. Please tell us the amount of software related revenue recognized for each period presented. To the extent

such revenue is material, please revise your revenue recognition policy to disclose how you account for software revenue. Please refer to paragraph 35(a) of IAS 18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure